Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Advantage Announces Appointment of Stephen E. Balog to the Board of
    Directors

    CALGARY, Aug. 16 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") (AVN.UN - TSX, AAV -NYSE) is pleased to announce that Stephen E. Balog has been appointed to the board of directors of Advantage's wholly owned subsidiary, Advantage Oil & Gas Ltd. Mr. Balog, a senior oil and gas executive and professional engineer, has 35 years of diversified experience and a proven operations track record in leading large scale oil and gas development and exploitation projects. Mr. Balog has strong people, operations management and technical skills combined with excellent industry knowledge and business contacts. Since November of 2001, Mr. Balog has been the President, Chief
Operating Officer and Director of Tasman Exploration Ltd. where he is responsible for, among other things, production, drilling, completions, facilities, reserves management and evaluation of acquisitions/mergers.
    Mr. Balog presently serves on the Alberta Securities Commission Reserve
Advisory Committee and served as Deputy Chairman and Committee Member of the
Standing Reserves Committee which drafted and implemented use of the COGE
Handbook.
    Advantage is confident that Mr. Balog will be an asset to the Fund and looks forward to his input at both the Board level and on the Independent
Reserves Evaluation Committee.

    Advisory

    The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involvesubstantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 15:53e 16-AUG-07